Exhibit 99.1

Transition Therapeutics Announces Agreement for Phase 2 Study of TT701 Drug Candidate

TORONTO, Oct. 29, 2015 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) announced today that Transition Therapeutics Ireland Limited ("TTIL") has entered into an agreement for an investigator-led clinical study of drug candidate, TT701, with Brigham and Women's Hospital (BWH). TTIL will support a Phase 2 study to evaluate selective androgen receptor modulator (SARM) drug candidate TT701 as a therapy to improve the symptoms of androgen deficiency in men with prostate cancer who have undergone a radical prostatectomy procedure. The Phase 2 clinical study is expected to enroll up to 125 subjects and will be performed at selected specialized clinical sites including BWH. The principal investigator for the Phase 2 study will be Dr. Shalender Bhasin, Director of the Research Program in Men's Health: Aging and Metabolism at BWH and an internationally recognized endocrinologist with expertise in testosterone biology and men's aging.

"Improved survival of men with prostate cancer has focused attention on the high prevalence and adverse effects of the distressing symptoms of androgen deficiency – sexual dysfunction, fatigue, and physical dysfunction - on the quality of life of prostate cancer survivors," said Dr. Bhasin, "This trial offers the opportunity to potentially improve the lives of men with a history of prostate cancer, who experience these bothersome symptoms of androgen deficiency after prostate surgery."

"We are extremely pleased to work together with BWH and Dr. Shalender Bhasin on the development of the TT701 drug candidate. BWH is a world-class center for clinical research with renowned physician-investigators, biomedical scientists and faculty. Dr. Bhasin's expertise in the field of androgen deficiency is well-known and his leadership of the TT701 Phase 2 study underscores the importance to finding therapies to aid these individuals and their challenging symptoms," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

The Phase 2 study is scheduled to commence in calendar Q4 2015.

 About Androgen Deficiency After Radical Prostatectomy Surgery

Prostate cancer is the most common malignancy in American men, accounting for 29% of all diagnosed cancers and approximately 13% of all cancer deaths; its incidence is on the rise, partly due to increased screening with PSA. The majority of these men have low-grade, organ-confined prostate cancer and excellent prospects of long term survival. Substantial improvement in survival in men with prostate cancer has focused attention on the high prevalence of sexual dysfunction, physical dysfunction, and low vitality in these men, which are important contributors to poor quality of life among these patients. The pathophysiology of these symptoms - sexual dysfunction, fatigue/low vitality, and depressed mood - after radical prostatectomy is multifactorial, but androgen deficiency is an important remediable contributor to these symptoms.

About Transition
Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited ("TTIL") is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome. Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions. For further information on Transition, visit www.transitiontherapeutics.com

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com; Patrick McKillop, Director - Investor Relations, Transition Therapeutics Inc., Phone: 339-788-4962, pmckillop@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 16:01e 29-OCT-15